Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

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22 February 2012
ASX Announcement

# Mission NewEnergy Reports Unaudited Second Quarter Fiscal Year 2012 Financial Results and Company update

- *Net loss of $4.63 million (reduced by 49% over same period last year)*
- *Total revenue $2.23 million (up 89% over same period last year)*

Mission NewEnergy Limited (Nasdaq: MNEL, ASX:MBT), a global provider of environmentally sustainable biofuels, today announced its unaudited financial results for the second quarter of the 2012 fiscal year, ended December 31, 2011.

Mission is currently performing a re-structure of its operations and will require further funding to continue with its business plan. The company is working with funding providers; however, at this time no definitive agreements for further funding are in place.

Mission had a cash position of $5.75 million at 31 December 2012. This cash position will be reduced by US$3 million due to the investment recently announced in Indonesia. Mission's annual fixed cash outflows has been around $10.5 million per year.

The current re-structure program is anticipated to reduce operating expenditure; however, at this time the profile of future operations and inturn its operational expenditure is dependent on the amount of further funding obtained by Mission.

"The company is in transition following an extended period of considerable headwinds industry wide. We are positive about the potential for the company in the future however, this is tempered with the realization of our current challenges given the funding requirements of the group" said Nathan Mahalingam, Group CEO of Mission.

The management team continues to assess the status of its Jatropha operations and awaits the 2012 harvest season in December 2012 to provide further clarity. The company has decided not to undertake further planting of Jatropha until yield from existing acreage is determined.

The company's refining operations continue to sell product into the Malaysian market and company expects that that volume sales into the Malaysian market will continue to grow. On the 14 February 2012, the company downgraded its revenue forecast

relating to sales into Europe. At this time the company has no further visibility on sales into this market.

All numbers presented in Australian dollars and unaudited unless stated otherwise.

**Unaudited Results for Second Quarter Fiscal Year 2012** - the three months ending December 31, 2011.

- Total Revenue: $2.23 million *(increased 89% vs. last year)*
- Net loss: $4.63 million *(decreased 49% vs. last year)*
- Cash Loss: $2.07 million *(increased 7% vs. last year)*

**Cash Position - $5.75 million.**
As of December 31, 2011 the group cash position was $5.75 million.

***Financial Results***
Total revenue for the second quarter of the 2012 fiscal year was $2.23 million, compared to $1.18 million for the second quarter of the 2011 fiscal year, an increase of $1.05 million or eighty nine percent. The increase in revenue relates primarily to increased revenue from biofuels product sales.

Gross profit for the second quarter of the 2012 fiscal year was $0.4 million compared to a gross profit of $1.0 million for the second quarter of the 2011 fiscal year.

Operating expenditure for the second quarter of the 2012 fiscal year was $1.92 million, compared to operating expenditure of $2.17 million incurred in the second quarter of the 2011 fiscal year. Foreign currency revaluations for the second quarter of the 2012 fiscal year was a loss of $0.3 million, compared to a loss of $0.4 million for the second quarter of the 2011 fiscal year. Non cash related expenditure decreased by $4.3 million to $1.8 million in the second quarter of the 2012 fiscal year, compared to a loss of $6.1 million for the second quarter of the 2011 fiscal year. Primarily as a result of the decrease in employee share scheme expense of $2.3 million and decrease in the impairment of refinery assets of $1.6 million.

Net loss for the second quarter of the 2012 fiscal year was $4.6 million compared to a net loss of $9.1 million for the second quarter of the 2011 fiscal year, representing a 49% improvement. This improvement is primarily a result of the reduction in the employee share scheme expense and impairment of refinery assets as mentioned above paragraph.

Net cash loss in the second quarter of the 2012 fiscal year was $2.1 million, compared to net cash loss of $2.7 million for the second quarter of the 2011 fiscal year.

As of December 31, 2011, Mission held a cash position of $5.75 million.

**All numbers presented are unaudited and presented in Australian dollars, unless stated otherwise.

**Business highlights for the quarter ended December 31, 2011**

- Achievement of worlds first ISCC certification for Jatropha
- Completed 2011 Jatropha planting season planting 40 thousand acres
- Continued sales into the Malaysian biodiesel mandate

## Conference Call Information

The company will discuss these results in a conference call scheduled for 5:00 p.m. EST US time, today February 21, 2012, and 6:00 a.m. Australian Western standard time February 22, 2012. The conference call can be accessed by dialing 888-338-8373 (U.S.), +1 973-872-3000 (international), or 1800-637-926 (Australia), and reference the conference ID 53953177. An audio replay of the conference call will be available approximately two hours after the conclusion of the call on the Investor Relations section of the Company's website at www.missionnewenergy.com, and will remain available for approximately 60 calendar days.

## About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and Jatropha plantation company. At full capacity we can produce 105 million gallons of biodiesel. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission's contract farmers on arid, marginal lands. To learn more, visit www.missionnewenergy.com.

## Forward-Looking Statements

*This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements are identified by the use of words such as "anticipates," "believes," "estimates," "expects," "goal," "intends," "plans," "potential," "predicts," "will," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such statements are based on management's current expectations and are subject to various factors, risks and uncertainties that may cause actual results, outcome of events, timing and performance to differ materially from those expressed or implied by such forward-looking statements. Mission may experience significant fluctuations in future operating results due to a number of economic conditions, including, but not limited to, competition in the biodiesel and other industries in which the Company competes, commodity market risks, financial market risks, counter-party risks, risks associated with changes to federal policy or regulation, expected palm oil prices and operating expenses, risks, risks associated with the Company's commercialize of Jatropha production and commercialize Jatropha-related products and technology as well as market acceptance of such products, the growth potential of the Jatropha industry, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission. Mission assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The cautionary statements in this report expressly qualify all of our forward-looking statements. In addition, the Company is not obligated, and does not intend, to update any of its forward-looking statements at any time unless an update is required by applicable securities laws.*

- **Financial tables follow**

## Consolidated Unaudited Financial Results

### Profit & Loss
Figures in A$.

| | Three Months Ending December 31, 2011 | 2010 |
|---|---|---|
| **Revenue** | | |
| Product Sales | 2,150,734 | 292,948 |
| Jatropha Biological Revenue | - | 772,780 |
| Other | 89,202 | 119,069 |
| **Total Revenue** | **2,239,936** | **1,184,797** |
| Cost of Sales | (1,866,747) | (176,364) |
| **Gross Profit** | **373,189** | **1,008,433** |
| **Cash Gross Profit** | **373,189** | **235,653** |
| **Expenses** | | |
| Operating Expenditure | (1,916,058) | (2,173,894) |
| Foreign currency gain (loss) | (277,454) | (368,992) |
| Non Cash Expenditure | (1,836,931) | (6,078,646) |
| **Total Expense** | **(4,030,443)** | **(8,621,532)** |
| **EBITDA** | **(3,657,254)** | **(7,613,099)** |
| Depreciation & Amortisation | (122,070) | (92,858) |
| Finance Charge - amortization | (284,354) | (608,691) |
| Finance Charge - coupon payment | (563,465) | (782,780) |
| Income Tax | - | (1,487) |
| **Net Profit / (Loss)** | **(4,627,143)** | **(9,098,915)** |
| **Net Cash (Loss)** | **(2,106,334)** | **(2,722,508)** |
| **Earnings per share** | | |
| Weighted-average share used | 8,621,811 | 5,598,323 |
| Basic – Dollars | (0.54) | (1.63) |
| Diluted – Dollars | (0.54) | (1.63) |

## Capital Structure

The table below reflects the number of equity instruments at each reporting period end.

| | December 31, | |
|---|---|---|
| | 2011 | 2010[1] |
| Issued ordinary shares | 8,634,036 | 5,611,885 |
| Convertible notes | 704,789 | 935,577 |
| Employee and third party share options | - | 77,315 |
| Employee performance rights | 49,744 | 275,000 |
| Share issue options (warrants) | 2,995,009 | 2,995,009 |
| TOTAL | 12,383,578 | 9,894,786 |

### *Profit and Loss Review:*

Quarterly Net loss improved $4.5 million from a $9.1 million net loss in the second quarter of 2011 fiscal year, to a net loss of $4.6 million in the second quarter of 2012 fiscal year.

Quarterly Revenue increased $1.0 million from $1.2 million in the second quarter of 2011 fiscal year, to $2.2 million in the second quarter of 2012 fiscal year. The revenue of $2.1 million for the quarter was primarily made up of refining operations product sales (biodiesel biofuels, glycerine and electricity revenue). The remaining $0.1 million in revenue primarily stems from interest income.

Quarterly Gross Profit decreased $0.6 million from a gross profit of $1.0 million in the second quarter of 2011 fiscal year, to $0.4 million in the second quarter of 2012 fiscal year. Cash Gross Profit of $0.4 million for the second quarter of 2012 fiscal year is up by $0.2 million from the second quarter of 2011 fiscal year's Cash Gross Profit of $0.2 million.

Quarterly Operating Expenditure for the second quarter of 2012 fiscal year decreased by $0.3 million from an operating expense of $2.2 million in the second quarter of 2011 fiscal year, to $1.9 million. Foreign exchange impacts decreased by $0.1 million from a loss of $0.4 million in the second quarter of 2011 fiscal year quarter to a loss of $0.3 million in the second quarter of 2012 fiscal year. Non cash expenditure decreased $4.3 million from $6.1 million in the second quarter of 2011 fiscal year to $1.8 million in the second quarter of 2012 fiscal year, primarily as a result in a decrease in a provision of impairment for refining assets, employee share scheme expense and provision for doubtful debts.

Quarterly finance charges, both the amortisation portion (being amortisation of the equity component of the convertible note) and the coupon accrual (which is paid in November and May of each year), has reduced from the second quarter of 2011 fiscal year as a result of the settlement of the series one convertible note.

Quarterly Net loss of $4.6 million, once adjusted for non-cash items (including non-cash revenue and non-cash expenditures) results in a quarterly Net Cash Loss of $2.1 million, being a $0.6 million decrease from the comparative period. Non-cash

[1] These instruments have been adjusted to reflect the 50:1 share consolidation completed in March 2011.

revenue includes Jatropha Biological Revenue. Non-cash expenditure includes foreign currency adjustment, employee share scheme expenses, impairments, provisions, depreciation and amortization totalling $1.8 million in the quarter ending December 31, 2011 and $6.1 million for the quarter ending December 31, 2010.

**Balance Sheet** (Unaudited)
Figures in A$.

| | | December 31, | |
|---|---|---|---|
| | | 2011 | 2010 |
| **Assets** | | | |
| | Cash & cash equivalents | 5,750,274 | 6,582,930 |
| | Accounts receivable | 2,174,483 | 3,173,594 |
| | Inventory | 6,485,861 | 1,575,978 |
| | Other | 712,827 | 274,554 |
| | **Total Current Assets** | **15,123,445** | **11,607,056** |
| | Property, plant and equipment | 5,603,225 | 7,026,298 |
| | Intangible assets | - | 1,013,000 |
| | Other | 745,082 | 207,657 |
| | **Total Non-current assets** | **6,348,307** | **8,246,955** |
| **Total Assets** | | **21,741,752** | **19,854,011** |
| **Liabilities** | | | |
| | Trade and other payables | 3,285,467 | 2,543,355 |
| | Financial Liabilities | 751,219 | 768,742 |
| | Other | 74,554 | 15,799 |
| | **Total Current Liabilities** | **4,111,240** | **3,327,896** |
| | Financial liabilities | 44,387,755 | 59,586,349 |
| | **Total non-current liabilities** | **44,387,755** | 59,586,349 |
| **Total Liabilities** | | **48,498,995** | **62,914,245** |
| **Net Assets Deficit** | | **(27,027,243)** | **(43,060,234)** |
| **Total Equity** | | **(27,027,243)** | **(43,060,234)** |

***Balance Sheet Review:***

At period end, cash on hand was $5.8 million. The Company's current assets total $15.12 million with current liabilities of $4.1 million giving Mission a 3.68 times current ratio.

Current financial liabilities decreased marginally by $0.02 million between the comparable periods. Non-current financial liabilities reduced $15.2 million to $44.4 million, primarily as a result of the settlement of the series one convertible notes. The non-current financial liabilities are primarily the series two convertible notes, which mature in May 2014.

**Statement of Cash-flows** (Unaudited):

Figures in A$.

| | Three Months Ending December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Cash flow from operating activities | (6,211,061) | (2,932,768) |
| Cash flow from investing activities | (405,424) | (1,670,138) |
| Cash flow from financing activities | (296,047) | (298,152) |
| **Net increase / (Decrease in cash held) before foreign exchange movements** | **(6,912,532)** | **(4,901,058)** |

***Cash-flow Statement Review:***

The cash inflow from operating activities in the table above takes into account the affects of changes in working capital. The increase in an outflow of $2.9 million to an outflow of $6.2 million was primarily a result of the timing of the cash flows from purchase of raw materials.

Cash flow from investing activities for the 2012 fiscal year second quarter primarily stems from placing deposit with bank for the hedging purposes.

Cash flow from financing activities for the second quarter 2012 fiscal year principally relates to the repayment of loans for Mission owned office property and windmills.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

**Company Contact:**

James Garton
Head Corporate Finance, M&A
Phone: + 1 (210) 841-5741
james@missionnewenergy.com

**Operating Segmental Information**

Mission operating segments are segregated into three categories:

1. Refining Operations (Malaysia): including the production and sale of biodiesel and by-products of the biodiesel production process.
2. Jatropha Operations (India): including the production of Jatropha saplings in Mission nurseries. The training, monitoring and provision of extension services to Mission's Jatropha contract farmers. The logistics and supply chain management of Jatropha seed collection. The extraction of crude Jatropha oil and Jatropha seed cake from Jatropha seeds.
3. Corporate Operation (Australia, Europe & USA): including corporate employees, professional fees, overhead costs and costs not associated with a specific segment (including windmill and foreign exchange).

The following are the revenue, gross profit, operating expenditure and gross operating income of each segment:

| | Three Months Ending December 31, 2011 | 2010 |
|---|---|---|
| **Revenue** | | |
| Refining Operation | 2,057,787 | 162,265 |
| Jatropha Operation | - | 772,780 |
| Corporate | 182,149 | 249,752 |
| | 2,239,936 | 1,184,797 |
| **Gross Profit/(loss)** | | |
| Refining Operation | 341,851 | 162,265[2] |
| Jatropha Operation | (124,057) | 586,869 |
| Corporate | 155,395 | 259,299 |
| | 373,189 | 1,008,433 |
| **Operating Expenditure - Cash Costs** | | |
| Refining Operation | 637,766 | 578,486 |
| Jatropha Operation | 466,624 | 705,820 |
| Corporate | 811,668 | 889,588 |
| | 1,916,058 | 2,173,894 |

[2] Being revenue from By Product sales having nil cost of sales.

## Non-IFRS Financial Measures

Mission is deemed to be a Foreign Private Issuer by the USA Securities and Exchange Commission (SEC). Accordingly, Mission's audited financial statements are prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards ("IFRS") and interpretations issued by the International Accounting Standards Board. No reconciliation between IFRS and US-GAAP is required.

This press release includes the financial measures defined as "non-IFRS financial measures" and we present these numbers such as Cash Gross Profit, Operating Expenditure and Net Cash Profit / Loss, together ('non-IFRS Financial Measures") because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use non-IFRS Financial Measures when determining the effectiveness of our business strategies and senior management. Non IFRS information is not prepared under a comprehensive set of accounting rules and therefore, should only be read in conjunction with financial information reported under IFRS when understanding Mission's operating performance.

A reconciliation of IFRS net loss to Net Cash Profit / Loss is included in the table below:

**Reconciliation of IFRS numbers to Management numbers**

| | Three Months Ending December 31, | |
|---|---|---|
| | 2011 | 2010 |
| **Gross profit** | **373,189** | **1,008,433** |
| Add(less): Non cash revenue - Jatropha Biological revenue | - | (772,780) |
| **Cash Gross Profit** | **373,189** | **235,653** |
| Less: Operating Expenditure ~ Cash cost | (1,916,058) | (2,173,894) |
| Less: Finance costs ~ Cash | (563,465) | (782,780) |
| Less: Income tax (expense)/benefit | - | (1,487) |
| **Net Cash Loss** | **(2,106,334)** | **(2,722,508)** |